L'OREAL

07026264

RECEIVED

2007 AUG 27 A 11:1?

L'OREAL
International Financial Information Department

22nd August, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Disclosure of total number of voting rights and number of shares in the capital at July 31st, 2007 as filed with the French *Autorité des Marchés Financiers.*

Very truly yours,

PROCESSED
AUG 29 2007
THOMSON FINANCIAL

Shareholders and Market Authority Relations Director.

Jean-Régis CAROF

Centre Eugène Schueller - 41, rue Martre - 92117 Clichy Cedex - Tél. +33 (0)1 47 56 70 00
Siège social : 14, rue Royale 75008 Paris
S.A. au capital de 125 225 382 Euros - 632 012 100 R.C.S. Paris - NAF 245 C - FR 10 632 012 100

L'ORÉAL

Disclosure of total number of voting rights and number of shares in the capital at July 31, 2007

Article L 233-8 of the French "Code de Commerce" and Article 222-12-5 of the General Regulations of French "Autorité des Marchés Financiers" (AMF):

Total number of shares	626,175, 610
Actual number of voting rights (excluding treasury stock)	599,154,610
Theoretical number of voting rights (including treasury stock)	626,175,610

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline New York, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Financial analysts and institutional investors
Mme Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or call +33.1.58.13.51.36.

"This document does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers [which are also available in English on our Internet site: www.loreal-finance.com].
This document may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."

L'ORÉAL PROFESSIONNEL PARIS
KÉRASTASE PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN·CARSON
LANCÔME PARIS
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY
THE BODY SHOP



END